SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-36073

                  Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Earlier today, Enzymotec Ltd. (the “Company”) issued a press release entitled “Enzymotec Ltd. Reports Fourth Quarter and Full Year 2015 Results,” and filed a Report of Foreign Private Issuer on Form 6-K, to which such press release was attached as Exhibit 99.1 (the “Original Press Release”).  The Company subsequently issued an amended press release (the “Amended Press Release”) to correct the Original Press Release, as described therein.   The Amended Press Release is attached to this Form 6-K/A as Exhibit 99.1 and replaces the Original Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.
Date: February 17, 2016	By:	/s/ Oren Bryan
	Name:	Oren Bryan
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated February 17, 2016 entitled “CORRECTING and REPLACING --Enzymotec Ltd. Reports Fourth Quarter and Full Year 2015 Results”.